SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  TEXOIL, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   882906 50 6
                                 (CUSIP NUMBER)

                         V&C Energy Limited Partnership
                      110 Cypress Station Drive, Suite 220
                              Houston, Texas 77090
                                 (281) 537-9920
                            Attn: Frank A. Lodzinski

                                 with a copy to:
                            Vlasic Investments L.L.C.
                                  710 Woodward
                        Bloomfield Hills, Michigan 45304
                                 (248) 642-3380
                             Attn: Michael A. Vlasic
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 29, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 4 Pages

CUSIP NO. 882906 50 6
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   V&C ENERGY LIMITED PARTNERSHIP
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   WC
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   MICHIGAN
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    2,290,550
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    2,290,550
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    -0-
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,290,550
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES                                                    [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   30.7%(1)
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |
|      |   PN
|      |
--------------------------------------------------------------------------------

(1) Based on 6,555,126 shares of Common Stock issued and outstanding as of October 30, 1999, as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 1999, and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d0(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

                                                               Page 2 of 4 Pages

CUSIP NO. 882906 50 6
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   VLASIC INVESTMENTS, L.L.C.
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   WC
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   MICHIGAN
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER (*PRESUMES FULL VESTING OF
                       |   | OPTIONS ON JANUARY 1, 2000)
NUMBER OF              |   |    28,083*
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER (*PRESUMES FULL VESTING OF
                       |   | OPTIONS ON JANUARY 1, 2000)
                       |   |    28,083*
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    2,290,550
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,318,633
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES                                                    [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   31.0%(1)
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |
|      |   OO
|      |
--------------------------------------------------------------------------------

(1) Based on 6,555,126 shares of Common Stock issued and outstanding as of October 30, 1999, as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 1999, and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d0(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

                                                               Page 3 of 4 Pages

CUSIP NO. 882906 50 6
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   ENERGY RESOURCE ASSOCIATES, INC.
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   WC
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   TEXAS
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    2,290,550
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    -0-
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    2,290,550
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,290,550
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES                                                    [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   30.7%(1)
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |
|      |   CO
|      |
--------------------------------------------------------------------------------

(1) Based on 6,555,126 shares of Common Stock issued and outstanding as of October 30, 1999, as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 1999, and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d0(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

                                                               Page 4 of 4 Pages

CUSIP NO. 882906 50 6
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   FRANK A. LODZINSKI
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   WC
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   UNITED STATES OF AMERICA
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    2,442,883
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER (*PRESUMES FULL VESTING OF
                       |   | OPTIONS ON JANUARY 1, 2000)
                       |   |    152,333*
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    2,290,550
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,442,883
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES                                                    [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   32.7%(1)
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |
|      |   IN
|      |
--------------------------------------------------------------------------------

(1)Based on 6,555,126 shares of Common Stock issued and outstanding as of October 30, 1999, as reported in the Form 10-QSB of the Issuer for the quarter ended September 30, 1999, and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d0(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

ITEM 1.     SECURITY AND ISSUER.

      The securities to which this Second Amendment to Schedule 13D relate are shares of Common Stock, par value $.01, of Texoil, Inc., a Nevada corporation. The address of the Company's principal office is 110 Cypress Station Dr., Suite 220, Houston, Texas 77090.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)   No Change

(b)   No Change

(c)   No Change

(d)   No Change

(e)   No Change

(f)   No Change

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby supplemented with the following information concerning the acquisition of Common Stock by Mr. Frank Lodzinski, who is the sole shareholder, director and officer of Energy Resource Associates, Inc., a Texas corporation ("ERA"). ERA is the general partner of V&C Energy Limited Partnership, a Michigan limited partnership ("V&C"):

      On November 29, 1999, Mr. Lodzinski made four purchases of Common Stock for cash on the open market in the following quantities and prices:

             NUMBER OF SHARES                     PRICE
            ------------------                -------------
                  1,217                         $ 6.0000
                    500                           5.6250
                    100                           5.9375
                  1,000                           5.0000

      On December 3, 1999, Mr. Lodzinski made one purchase of Common Stock for cash on the open market in the quantity of 2,000 shares, at a price of $5.9375.

      The cash for these five purchases came from the personal funds of Mr. Lodzinski.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 is hereby supplemented with the following information concerning Mr. Lodzinski's acquisition of Common Stock.

      Mr. Lodzinski is acquiring the Common Stock for his own account, for investment, and not with a view to any "distribution" within the meaning of the Securities Act of 1933, as amended ("Securities Act"). Mr. Lodzinski has no present intention to make any transfer of the Common Stock. Depending on market conditions and other factors, including evaluation of the Company's business and prospects, availability of funds, alternative use of funds and general economic conditions and other factors, Mr. Lodzinski may from time to time purchase additional securities of the Company or he may actively seek to dispose of all or a portion of his investment in the Company through sales to institutional or accredited investors in privately negotiated transactions, through sales pursuant to Rule 144 under the Securities Act.

(a)   No Change

(b)   No Change

(c)   No Change

(d)   No Change

(e)   No Change

(f)   No Change

(g)   No Change

(h)   No Change

(i)   No Change

(j)   No Change

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

      Item 5 is hereby deleted in its entirety and replaced with the following information:

      The percentages calculated in this Item 5 are based upon 6,555,126 shares of Common Stock issued and outstanding and 2,750,000 shares of Series A Preferred Stock, which is entitled to convert on a 2-for-1 basis and carries two votes per share.

(a) Upon the effectuation of the Agreement, as reported in the First Amendment to Schedule 13D filed by the Company on November 22, 1999, V&C is the beneficial owner of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock, representing approximately 30.7% of the Common Stock issued and outstanding or held in reserve, based on 6,555,126 shares of Common Stock outstanding as of October 30, 1999, as reported in the Form 10-QSB of the Company for the quarter ended September 30, 1999, and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

     By virtue of the relationship between V&C and VI described in Item 2, VI may be deemed to be an indirect beneficial owner of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock.

     By virtue of the relationship between V&C and ERA described in Item 2, ERA may be deemed to be the indirect beneficial owner of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock. Mr. Lodzinski, through his stock ownership of ERA and personal holdings of 40,000 shares of Common Stock and 112,333 options on shares of Common Stock (as of January 1, 2000, when all of his options vest), may be deemed to be the beneficial owner of 1,530,383 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,442,883 shares of Common Stock.

(b) V&C has the power to vote or direct the vote and the power to dispose of or direct the disposition of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock.

     By virtue of VI's relationship with V&C described in Item 2, VI may be deemed to indirectly share the power to dispose of or direct the disposition of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, and VI has the sole power to vote or direct the vote and the power to dispose of or direct the disposition of 28,083 such shares.

     By virtue of ERA's relationship with V&C described in Item 2, ERA has the sole power to vote or direct the vote and indirectly shares the power to dispose or direct the disposition of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock. Mr. Lodzinski, through his stock ownership of ERA and personal holdings of 40,000 shares of Common Stock and 112,333 options on shares of Common Stock (as of January 1, 2000, when all of his options vest), has the sole power to vote or direct the vote of 1,530,383 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,442,883 shares of Common Stock. Mr. Lodzinski has sole dispositive power over 40,000 shares of Common Stock and 112,333 options on shares of Common Stock directly beneficially owned by him, and indirectly shares the power to dispose of or direct the disposition of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock.

(c) Other than the stock purchase pursuant to the Agreement, as reported on the First Amendment to Schedule 13D filed by the Company on November 22, 1999, and the open market cash purchases of Common Stock by Mr. Lodzinski and reported in Item 3 of this Second Amendment to Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in EXHIBIT A to this Schedule, has effected any transaction in shares of Common Stock or Series A Preferred Stock during the past 60 days.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Series A Preferred Stock.

(d)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

(1) Preferred Stock Purchase Agreement, together will all Schedules and Exhibits thereto, dated October 12, 1999 - incorporated herein by reference to Exhibit 7.1 of Form 8-K filed October 13, 1999, as amended by Form 8-K/A filed October 22, 1999.

(2) Certificate of Designation Establishing Series A Convertible Preferred Stock of Texoil, Inc. -- incorporated herein by reference to Exhibit 4.1 of Form 8-K filed November 15,1999.

(3) Amended and Restated Articles of Incorporation of Texoil, Inc. - incorporated herein by reference to Exhibit 3.1 of Form 8-K filed November 15,1999.

(4) EXHIBIT A - Information As To Directors And Executive Officers Of The Reporting Persons - attached hereto.

                                   SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.


                      Date: 12/8/1999

                      V&C ENERGY LIMITED PARTNERSHIP
                      By: Energy Resource Associates, Inc., its general partner


                      /s/ FRANK A. LODZINSKI
                      Frank A. Lodzinski, President



                      VLASIC INVESTMENTS, L.L.C.


                      /s/ MICHAEL A. VLASIC
                      Michael A. Vlasic, Managing Director



                      ENERGY RESOURCE ASSOCIATES, INC.


                      /s/ FRANK A. LODZINSKI
                      Frank A. Lodzinski, President



                      FRANK A. LODZINSKI


                      /s/ FRANK A. LODZINSKI
                      Frank A. Lodzinski, Individually

                                   EXHIBIT A


  Information as to Directors and Executive Officers of the Reporting Persons


      NAME                          ADDRESS               OCCUPATION/EMPLOYMENT

V&C Energy Limited Partnership
   Directors - N/A
   Executive Officers - N/A

Vlasic Investments, L.L.C.
   Directors - N/A
   Executive Officers - N/A

Energy Resource Associates, Inc.
   Director and Sole Executive
   Officer - Frank Lodzinski       110 Cypress Station Dr.        President
                                   Suite 220
                                   Houston, TX 77090